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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Radcliffe                           Donald              S.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

575 Madison Avenue, Suite 1006
--------------------------------------------------------------------------------
                                    (Street)

New York,                           New York            10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


SVI HOLDINGS, INC.  (SVI)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

04/99
================================================================================
5. If Amendment, Date of Original (Month/Year)

05/10/99
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   6.
                                                    4.                              5.             Owner-
                                                    Securities Acquired (A) or      Amount of      ship
                                       3.           Disposed of (D)                 Securities     Form:      7.
                                       Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                         2.            Code         ------------------------------- Owned at End   (D) or     Indirect
1.                       Transaction   (Instr. 8)                (A)                of Month       Indirect   Beneficial
Title of Security        Date          ------------   Amount      or     Price      (Instr. 3      (I)        Ownership
(Instr. 3)               (mm/dd/yy)    Code     V                (D)                and 4)         (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock             04/27/99      C              21,000     A       $2.00      20,100         I          By Madison Avenue
                                                                                                              Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      D              3,000      D       $14.00     20,100         I          By Madison Avenue
                                                                                                              Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 1)     4,000      D        - -       20,100         I          By Madison Avenue
                                                                                                              Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 2)     4,000      A        - -       250,700        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 2)     3,000      D        - -       20,100         I          By Madison Avenue
                                                                                                              Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 2)     3,000      A        - -       119,500        I          By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 3)     4,000      D        - -       20,100         I          By Madison Avenue
                                                                                                              Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 3)     2,000      A        - -       10,100         I          Represents 50% of
                                                                                                              shares acquired by
                                                                                                              Hammond Street
                                                                                                              Investors, a limited
                                                                                                              partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             04/27/99      J (Note 4)     7,000      D        - -       20,100         I          By Madison Avenue
                                                                                                              Leasing
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                   9.        10.
                                                                                                   Number    Owner-
                                                                                                   of        ship
             2.                                                                                    Deriv-    of
             Conver-                    5.                              7.                         ative     Deriv-   11.
             sion                       Number of                       Title and Amount           Secur-    ative    Nature
             of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
             Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
             cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
             Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.           of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative   ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security     Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options to
Purchase     $2.00    04/27/99 C               21,000 10/01/97 09/30/00 Common    21,000  *        11,000    I        By Madison
                                                                        Stock                                         Avenue Leasing
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

*Compensation for services

Note 1: Madison Avenue Leasing distributed 4,000 of the acquired shares to the reporting person.
Note 2: Madison Avenue Leasing distributed 3,000 of the acquired shares to the reporting person's spouse.
Note 3: Madison Avenue Leasing distributed 4,000 of the acquired shares to Hammond Street Investors, a limited partnership in which the reporting person beneficially owns a 50% interest.
Note 4: Madison Avenue Leasing distributed 7,000 of the acquired shares to two of its shareholders who are not affiliated with the reporting person.



/s/ David L. Reese, as attorney-in-fact for
    Donald S. Radcliffe                                         05/17/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2